FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        COMMISSION FILE NUMBER 333-83166


For the month of June 2003

                               Grohe Holding GmbH
                     Hauptstrasse 137, 58675 Hemer, Germany

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F |X|   Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes |_|   No |X|

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                              Grohe Holding GmbH
                                                                 (Registrant)


02 June 2003                                By: /s/ Michael Grimm
                                                --------------------------------
                                            Name:   Michael Grimm
                                            Title:  Chief Financial Officer


02 June 2003                                By: /s/ Heiner Henke
                                                --------------------------------
                                            Name:   Heiner Henke
                                            Title:  Principal Accounting Officer

                  GROHE HOLDING GMBH - 1ST QUARTER 2003 RESULTS



FINANCIAL KEY FIGURES FOR THE 1ST QUARTER 2003:

o    Sales 237.8 million Euro (1Q2002: 239.7 million Euro)
o    Operating Income 35.7 million Euro (1Q2002: 39.5 million Euro)
o    Net Income 7.9 million Euro (1Q2002: 13.9 million Euro)
o    Adjusted EBITDA* 55.2 million Euro (1Q2002: 58.6 million Euro)


Sales in the 1st quarter 2003 amounted to 237.8 million Euro, down 0.8 percent compared to the 1st quarter of prior year. The sales decrease is primarily due to the weak US dollar. Sales growth after currency adjustments was 3.3 percent compared to 1st quarter 2002.

In Germany the economic situation remained weak in the 1st quarter. Sales decreased by 6.6 percent to 58.9 million Euro.

In the European markets, without Germany, economic growth continued to slow down. Nevertheless, sales growth of 9.2 percent to 130.0 million Euro was realised. This increase was mainly supported by two-digit sales growth rates in Eastern Europe (+24.5 percent), France (+12.1 percent) and the United Kingdom (+14.0 percent).

Sales in overseas markets decreased in the 1st quarter 2003 by 15.1 percent to
48.8 million Euro compared to the 1st quarter of prior year. This decrease is mainly attributable to the weak US dollar and the crisis in Iraq.

Sales by strategic product groups were as follows: Sales of designer faucets and accessories amounted to 20.4 million Euro in the 1st quarter 2003, an increase of 5.0 percent compared to the 1st quarter of prior year. Sales in the product group bathroom and special faucets, which currently accounts for almost 45 percent of total sales, rose by 1.8 percent to 106.7 million Euro. The product group showers and shower systems saw a slight decline in sales by 1.6 percent to
37.9 million Euro. Sales in the product group kitchen faucets decreased by 3.6 percent to 27.9 million Euro. Affected by the weak German market sales in the product group sanitary systems were down by 5.2 percent amounting to 23.3 million Euro in the 1st quarter 2003.

The gross margin of 43.9 percent was slightly below the 1st quarter 2002 (44.4 percent). The unfavourable currency impacts were not completely compensated for by cost saving rationalisation measures and savings in material procurement. Accordingly, 1st quarter 2003 operating income came to 35.7 million Euro (1st quarter 2002: 39.5 million Euro).

In March and April Grohe refinanced bank loans and shareholder loans of a total volume of 600 million Euro. Unamortized debt issuance cost of 6.3 million Euro related to the refinanced bank loans impacted as one-time effect the interest result in the 1st quarter 2003.

Net income after taxes amounted to 7.9 million Euro in the 1st quarter 2003 and was 6.0 million Euro below the 1st quarter of prior year (13.9 million Euro). The adjusted EBITDA* came to 55.2 million Euro and was 3.4 million Euro below the 1st quarter 2002.



* Please see attachment for the definition of EBITDA

OUTLOOK

Despite the continuous difficult market environment we still expect for fiscal year 2003 an EBITDA result on the level of prior year.


NOTE

We prepare our quarterly results in accordance with US-GAAP.


ATTACHMENTS
Statements of Operations, Balance Sheets, Statements of Cash Flows, Reconciliation of adjusted EBITDA











The text contains statements reflecting our views about our future performance and constitutes "forward-looking statements". These views may involve risks and uncertainties that are difficult to predict and may cause our actual results to differ materially from the results discussed in such forward-looking statements. Readers should consider that various factors, including changes in general economic conditions, nature of competition, developments in distribution, industry trends, influence of currency fluctuations and inflation, and other factors discussed, may affect our projected performance. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

                               GROHE HOLDING GMBH
                 UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
                               (EURO IN THOUSANDS)





                                                                       Three months ended March 31,
                                                                    ------------------------------------
                                                                          2003              2002
                                                           -------  ----------------- ------------------
Sales                                                                     237,812            239,702
Cost of sales                                                            (133,499)          (133,335)
                                                                    ----------------- ------------------
Gross profit                                                              104,313            106,367
                                                                    ----------------- ------------------

Selling, general and administrative expenses                              (57,440)           (56,531)
Research and development                                                   (6,334)            (5,501)
Amortization of tradename                                                  (4,838)            (4,836)
                                                                    ----------------- ------------------
                                                                          (68,612)           (66,868)
                                                                    ----------------- ------------------


Operating income                                                           35,701             39,499

Interest income                                                               693                519
Interest expense                                                          (22,666)           (18,038)
Income (loss) from equity method investees                                     44                 (9)
Financial income (loss) from derivatives                                     (984)             1,310
Other income and expense, net                                                 204                822

                                                                    ----------------- ------------------
Income before income taxes and
    minority interests                                                     12,992             24,103

Income tax expense                                                         (4,934)           (10,042)

                                                                    ----------------- ------------------

Income before minority interests                                            8,058             14,061

Minority interests                                                           (206)              (187)

                                                                    ----------------- ------------------

Net income                                                                  7,852             13,874

                                                                    ================= ==================

                               GROHE HOLDING GMBH
                           CONSOLIDATED BALANCE SHEETS
                               (EURO IN THOUSANDS)

                                                                                 March 31,         December 31,
                                                                                    2003               2002
                                                                                (unaudited)
                                                                              -----------------  -----------------
Assets

   Current assets
     Cash and cash equivalents                                                     45,918             71,299
     Restricted cash                                                               24,655             31,274

     Accounts receivable
       Trade accounts receivable                                                  175,972            143,203
       Due from equity method investees                                             2,079              1,810
                                                                              -----------------  -----------------
                                                                                  178,051            145,013
                                                                              -----------------  -----------------

     Inventories                                                                  102,239            108,195
     Deferred income taxes                                                          4,012              5,146
     Prepaid expenses                                                               1,992              1,498
     Other current assets                                                          33,840             33,050

                                                                              -----------------  -----------------

         Total current assets                                                     390,707            395,475

                                                                              -----------------  -----------------


     Investments in equity method investees                                           998              1,510
     Deferred income taxes                                                          1,740              1,329
     Other noncurrent assets                                                       23,627             22,321

     Property, plant and equipment
       Land, buildings and improvements, net                                      128,553            129,162
       Equipment and machinery, net                                                25,877             28,309
       Other factory and office equipment, net                                     46,005             48,274
       Advances and construction in process                                        13,307             13,261
                                                                              -----------------  -----------------
                                                                                  213,742            219,006
                                                                              -----------------  -----------------


     Intangible assets
       Tradename, net                                                             221,979            226,817
       Software and other intangible assets, net                                   12,811             11,226
       Intangible pension asset                                                       194                202
                                                                              -----------------  -----------------
                                                                                  234,984            238,245
                                                                              -----------------  -----------------

     Goodwill, net                                                                444,852            445,011

                                                                              -----------------  -----------------

         Total assets                                                            1,310,650         1,322,897

                                                                              =================  =================

                               GROHE HOLDING GMBH
                     CONSOLIDATED BALANCE SHEETS (CONTINUED)
                               (EURO IN THOUSANDS)



                                                                               March 31,         December 31,
                                                                                  2003              2002
                                                                              (unaudited)
                                                                            -----------------  ------------------
Liabilities and Shareholders' Equity

   Current liabilities
     Current maturities of long-term debt to banks                                24,759              73,184
     Current maturities of capital leases                                            576                 656
     Short-term debt to banks                                                      3,900               4,054

     Trade accounts payable                                                       20,228              34,599
     Current tax liabilities                                                      18,415              16,780
     Other accrued expenses and current liabilities                              138,083             142,910

                                                                            -----------------  ------------------

       Total current liabilities                                                 205,961             272,183

                                                                            -----------------  ------------------

   Noncurrent liabilities
     Long-term debt to banks                                                     322,291             279,954
     Long-term debt to related parties                                           136,976             133,148
     Long-term debt to shareholders                                               40,662              39,526
     Bonds payable                                                               200,000             200,000
     Capital leases                                                                  404                 518
     Pension and similar obligations                                             154,645             152,400
     Other accrued expenses and noncurrent liabilities                            16,600              16,435
     Deferred income taxes                                                        72,557              75,297
                                                                            -----------------  ------------------

       Total noncurrent liabilities                                              944,135             897,278

                                                                            -----------------  ------------------

   Minority interests in consolidated subsidiaries                                 1,613               2,068

   Shareholders' equity
     Share capital                                                                51,374              51,374
     Additional paid in capital                                                  163,204             163,204
     Deferred compensation                                                        (1,511)             (1,788)
     Accumulated deficit                                                         (49,658)            (57,510)
     Accumulated other comprehensive loss                                         (4,468)             (3,912)
                                                                            -----------------  ------------------

       Total shareholders' equity                                                158,941             151,368

                                                                            -----------------  ------------------

         Total liabilities and shareholders' equity                            1,310,650           1,322,897

                                                                            =================  ==================

                               GROHE HOLDING GMBH
                 UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
                               (EURO IN THOUSANDS)



                                                          Three months ended March 31,
                                                          -----------------------------
                                                              2003            2002
                                                          --------------  -------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                  7,852         13,874
   Minority interests in income of subsidiaries                  206            187
   Adjustments to reconcile net income to net cash
      provided by operating activities
         Depreciation of fixed assets                          8,808         12,891
         Amortization of tradename                             4,838          4,836
         Amortization of software and other intangibles          990            957
         Deferred income taxes                                (4,169)          (114)
         (Income) loss from equity method investees              (45)             9
         Noncash compensation                                    277              0
         Gain from disposal of long-lived assets, net            (71)            (1)
         Changes in operating assets and liabilities
            Accrued interest on long-term debt
               to shareholders and related parties             4,964          4,452
            Derivative financial instruments                   4,536         (2,005)
            Accounts receivable                              (34,148)       (33,014)
            Inventories                                        4,846          2,677
            Prepaid expenses and other assets                  6,192          3,091
            Accounts payable                                 (14,371)        (5,939)
            Pension and similar obligations                    2,344          2,357
            Other accrued expenses and liabilities            (3,652)         5,897
                                                          --------------  -------------
   NET CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES      (10,603)        10,155
                                                          --------------  -------------

CASH FLOWS USED FOR INVESTING ACTIVITIES:
         Purchases of property, plant and equipment           (3,597)        (3,223)
         Proceeds from sale of property, plant and
            equipment                                            251             63
         Purchases of intangible assets                       (3,017)          (966)
         Purchases of shares from minorities                  (2,208)             0
         Dividends received from equity method investees         556              0
                                                          --------------  -------------
  NET CASH USED FOR INVESTING ACTIVITIES                      (8,015)        (4,126)
                                                          --------------  -------------

CASH FLOWS FROM FINANCING ACTIVITIES:
         Decrease in restricted cash                           6,619          2,800
         Proceeds from issuance of long-term debt to
             banks                                           330,000              0
         Principal payments on long-term debt to banks      (336,126)          (319)
         Refinancing charges                                  (7,059)             0
                                                          --------------  -------------
   NET CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES       (6,566)         2,481
                                                          --------------  -------------
   Effect of foreign exchange rate changes on cash
      and cash equivalents                                      (197)           192
                                                          --------------  -------------
   NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS      (25,381)         8,702

   CASH AND CASH EQUIVALENTS
      AT BEGINNING OF PERIOD                                  71,299         50,277
                                                          --------------  -------------
      AT END OF PERIOD                                        45,918         58,979
                                                          ==============  =============

                               GROHE HOLDING GMBH
                          ADJUSTED CONSOLIDATED EBITDA
                               (EURO IN THOUSANDS)






A reconciliation between adjusted consolidated EBITDA and net income as reported in the unaudited interim consolidated financial statements is as follows:

                                                                                  THREE MONTHS ENDED MARCH 31,
                                                                                  ----------------------------
                                                                                      2003             2002
                                                                                      ----             ----
Net income as reported in the consolidated statements of operations.............       7,852            13,874
Income tax expense..............................................................       4,934            10,042
Interest expense as reported in the consolidated statements of operations.......      22,666            18,038
Depreciation expense............................................................       8,808            12,891
Amortization of software........................................................         990               957
Amortization of tradename.......................................................       4,838             4,836
Noncash charges.................................................................         277                 0
Adjustment related to derivatives*..............................................       4,536            (2,005)
Costs related to the refinancing of shareholder loans...........................         345                 0
                                                                                ----------------- ----------------

Adjusted EBITDA.................................................................      55,246            58,633

                                                                                ================= ================


*We adjust consolidated EBITDA to consider income resulting from our derivative financial instruments in EBITDA when realized.